

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Joseph Pandolifino
Chief Executive Officer
22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031

> Re: **22nd Century Group, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-173420**

Dear Mr. Pandolifino:

We have reviewed your responses to the comments in our letter dated August 29, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

1. We note your revised disclosure on page 22 regarding your failure to meet certain required development and commercialization terms of your exclusive worldwide license agreement with NCSU. Please add this disclosure to your prospectus summary, your Overview section on page 36 and your Intellectual Property section on page 48.

Risk Factors, page 9

Risks Related to Regulatory Approvals and Insurance Reimbursement, page 14

If we fail to obtain FDA and foreign regulatory approvals of X-22, page 14

2. Please revise to clarify what you mean by "compliance" on page 14.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

cc: <u>Via E-mail</u>
Patrick G. Quick
Foley & Lardner LLP